

September 16, 2010

Mr. Brett Guge
Executive Vice President, Finance & Administration
California Steel Industries, Inc.
14000 San Bernardino Avenue
Fontana, CA 92335

> **Re:** **California Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 333-79587**

Dear Mr. Guge:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1. Please revise future filings to expand your discussion of net sales and gross profit (loss) to provide a more comprehensive discussion of the reasons why fluctuations in sales volume and average selling price occurred. For example, it appears from your Business section that lower average selling costs resulted primarily from a decrease in steel slab costs; it would be helpful to a reader if this information was provided in MD&A. Please also revise future filings to address whether you expect decreasing price and volume trends to continue and what if any plans you have as a result of your expectations.

2.   Please revise future filings to quantify the material components included in other income (expenses), net during each period.

Liquidity and Capital Resources, page 18

Cash Flows, page 18

3.   In future filings, please quantify the reasons you provide for changes in operating assets and liabilities, investing activities and financing activities.

4.   In future filings, please address your longer-term liquidity needs, including the potential risks and consequences of not being able to replace or repay your long-term debt.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

5.   In future filings, please revise your footnote to include your accounting policies for recognizing revenue on bill and hold transactions and recognizing revenue and profits from affiliated companies. Also, please revise future filings to quantify the amount of bill and hold transactions as of the end of each period.

Note 7 – Related-Party Transactions, page F-15

6.   Please revise future filings to comply with Rule 4-08(k) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Section 302 Certifications

7.   We note that in your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010, you replaced the word "report" with "quarterly report" in paragraph 3. Please revise future filings to provide your certifications using the exact language required by Item 601(B)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief